Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at April 30, 2013.

As at
(in millions of Canadian dollars)	April 30, 2013
Subordinated Debt	4,071

Capital Trust Securities (1)
BMO Tier 1 Notes-Series A	462

Total Equity
Preferred Shares (2)	2,265
Common Shares	12,014
Contributed Surplus	320
Retained Earnings	14,336
Accumulated Other Comprehensive Income	410

Total Shareholders’ Equity	29,345
Non-controlling Interest in Subsidiaries	1,071

Total Equity	30,416

Total Capitalization	34,949

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 18 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2012.
(2)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 13, 14, 15, 16, 18, 21, 23 and 25. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2012.